RESOLVED: That it is the finding of the Board at this meeting that the fidelity bond written by ICI Mutual Insurance Company (the “Bond”) in the aggregate amount of $100 million plus such additional minimum amount relating to the Fund (including, as applicable, the Subsidiary) as is required by the 1940 Act, upon effectiveness of the Post-Effective Amendment to the Registration Statement relating to commencement of operations of the Fund, covering, among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 (“Rule 17g-1”) promulgated by the Securities and Exchange Commission (the “Commission”) under Section 17(g) of the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund (including, as applicable, the assets of the Subsidiary) to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets, the nature of the securities and other investments in the Fund’s portfolio (including, as applicable, the investments in the Subsidiary’s portfolio), the number of other parties named as insured parties under the Bond and the nature of the business activities of the other parties; and further

RESOLVED: That the premium to be paid by the Fund under the Bond be, and hereby is, approved by vote of a majority of the Board (all Trustees voting) and separately by a majority of the “non-interested” Trustees, after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of business activities of those other parties, the amount of the Bond, the amount of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to the Fund under the Bond is less than the premium that the Fund would have had to pay had it maintained a single insured bond; and further

RESOLVED: That the Bond be and hereby is approved by vote of a majority of the Board (all Trustees voting) and separately by a majority of the “non-interested” Trustees; and further

RESOLVED: That the officers of the Fund be, and each hereby is, authorized and directed to enter into an agreement, as required by paragraph (f) of Rule 17g-1 under the 1940 Act, with the other named insureds under the Bond, providing that in the event any recovery is received under the Bond as a result of a loss sustained by the Fund and also by one or more of the other named insureds, the Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had they provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1; and further

RESOLVED: That the officers of the Trust be, and they hereby are, authorized and directed to prepare, execute, and file such amendments and supplements to the aforesaid agreement, and to take such other action as may be necessary or appropriate in order to conform to the provisions of the 1940 Act, and the rules and regulations thereunder; and further

RESOLVED: That the Secretary of the Trust shall file the Bond with the Commission and give notices required under paragraph (g) of Rule 17g-1; and further

RESOLVED: That pursuant to Rule 17d-1(d)(7) under the 1940 Act, the Board hereby finds that the Fund’s participation in the joint liability insurance policies is in the best interest of the Fund; and further

RESOLVED: That the Fund be included as an insured party under a Trustees and Officers/Errors and Omissions Liability Insurance Policy (the “Policy”) issued by ICI Mutual Insurance Company to certain investment companies in the Legg Mason Partners Funds complex to which the Manager, principal underwriters, Trustees and officers of such investment companies are parties, and which provides coverage to such parties against liabilities and expenses (with certain exceptions) arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for the investment companies; and further

RESOLVED: That the Fund, on behalf of its current and future Trustees who are not “interested persons” of the Fund as defined in the 1940 Act or who are otherwise covered by a joint Independent Directors Liability Insurance Policy underwritten by each of Chubb Insurance Company (“Chubb”) and Scottsdale Indemnity Company (“Nationwide”) (collectively referred to as the “IDL Policies”) has agreed to participate in the IDL Policies, which provide coverage to such parties against liabilities and expenses (with certain exceptions) arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for the investment companies; and further

RESOLVED: That the portion of the aggregate premium for the Policy and the IDC Policies to be allocated to the Fund for the period from the date of the commencement of operations of the Fund to July 15, 2009, based upon its proportionate share of the sum of the premiums that would have been paid if the insurance coverage were purchased separately by the insured parties, is fair and reasonable to the Fund; and further

RESOLVED: That the officers of the Trust are authorized to make any and all payments and to do any and all other acts, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.